John K. Baker	M. Samuel Jones III	425 West Capitol Avenue, Suite 1800	Trav Baxter	Counsel
W. Christopher Barrier	John Alan Lewis	Little Rock, Arkansas 72201-3525	Cory D. Childs	[11]Catherine M. Corless
Sherry P. Bartley	Walter E. May	Telephone 501-688-8800	Courtney C. Crouch, III	Jeffrey H. Dixon
Steve Bauman	Lance R. Miller	Fax 501-688-8807	Megan Gammill	[8]Karen P. Freeman
R. T. Beard, III	Stuart P. Miller		[9]Jenny T. Garrett	[12]Anton L. Janik, Jr.
C. Douglas Buford, Jr.	T. Ark Monroe, III[2]		Alex T. Gray	[13]Bruce McCandless III
Burnie Burner[1]	Marshall S. Ney		John K. Harriman	Todd L. Newton
Frederick K. Campbell[2]	Anne S. Parker		[8]Kathy M. Heffernan	Christopher D. Plumlee
Michelle H. Cauley	Larry Parks[1]		[10]Delena c. Hurst	[14]Julie M. Pomerantz
Charles B. Cliett, Jr.[3]	Jennifer Pierce		Ben D. Jackson	[15]Randi Reichel
Ken Cook	Lyn P. Pruitt		Margaret A. Johnston	J. Scott Schallhorn
Elisabeth S. DeLargy[4]	Christopher T. Rogers		Tony Juneau	Brian A. Vandiver
Jill Grimsley Drewyor[5]	Jeffrey L. Singleton		Christopher A. McNulty	Of Counsel
Doak Foster[2]	Barry G. Skolnick[7]		Katie M. Papasan	Joseph W. Gelzine
Byron Freeland	Derrick W. Smith[2]		Brian A. Pipkin	[16]Hermann Ivester
Allan Gates[2]	Stan D. Smith		Jeffrey L. Spillyards	2H. Maurice Mitchell
Kathlyn Graves	Marcella J. Taylor		Zachary T. Steadman	John S. Selig
Harold W. Hamlin	Jeffrey Thomas[2]		Mary Catherine Way	Richard A. Williams
Jeffrey W. Hatfield	William H.L. Woodyard, III, P.A.
L. Kyle Heffley[6]	Walter G. Wright, Jr.
Donald H. Henry	Leigh Anne Yeargan
Tod Yeslow[8]
1 Only Admitted in Texas
2 Admitted in District of Columbia and Arkansas
3 Admitted in Arizona, Texas and Arkansas
4 Admitted in Tennessee and Texas
5 Admitted in Oklahoma and Arkansas
6 Admitted in Missouri and Arkansas
7 Only Admitted in New York
8 Admitted in Texas and Arkansas
9 Admitted in Louisiana and Arkansas
10 Admitted in Texas, Colorado and Arkansas
11 Admitted in Tennessee and Arkansas
12 Admitted in Colorado and Arkansas
13 Admitted in New York,
		Writer’s Direct Dial	Washington, D.C. and Texas
		501-688-8866	14 Admitted in Georgia and Texas
15 Admitted in Maryland and Washington, D.C.
		April 18, 2011	16 Admitted in the U.S. Patent
and Trademark Office and Arkansas
All Others Admitted Only in Arkansas
Mr. Michael R. Clampitt
Senior Attorney
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:	Home BancShares, Inc.
Form 10-K for the year ended December 31, 2009, filed March 5, 2010
Schedule 14A, filed March 8, 2010
Form 10-Q for the quarterly period ended March 31, 2010, filed May 10, 2010
Form 10-Q for the quarterly period ended June 30, 2010, filed August 9, 2010
Form 10-Q for the quarterly period ended September 30, 2010, filed November 8, 2010
Form 8-K, Filed January 3, 2011
File No. 000-51904
Dear Mr. Clampitt:
     The following is the response of Home BancShares, Inc. (“Home BancShares” or the “Company”) to the staff’s comments contained in your letter to Mr. C. Randall Sims dated February 28, 2011. For convenient reference, this response letter duplicates the text of the enumerated staff comment, as well as the heading contained in your letter.
Form 10-K for the Fiscal Year ended December 31 2009
Business, page 3
Overview, page 3
1.	We acknowledge your proposed response to comment 1. In future filings, please delete or disclose the basis for your claim, on page 5 of your response letter, that

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
April 18, 2011

central Arkansas is “one of the strongest metropolitan area in the country.” Define what you mean by “strongest”. We note that according to the U.S. Bureau of Labor Statistics the Pine Bluff metropolitan area has an unemployment rate of 9.8 percent and it ranks 251 of 372 metropolitan areas based on unemployment rates in December 2010 (with the areas with lowest rates being ranked highest).
     Response:
     We will delete the phrase “one of the strongest metropolitan areas in the country” from future filings.
Lending Activities, page 7
2.	We acknowledge your proposed response to comment 3. Please include in your future filings, revision of your proposed disclosure on page 9 on your response letter, as follows:
•	revise your claim that you “focus on the primary and secondary methods of repayment” to describe types of collateral which you accept and discuss whether or not you independently appraise the value of collateral before approving each loan;
     Response:
     We have added discussion in the proposed disclosure on pages 6-8 of our response letter regarding whether or not it is our general practice to independently appraise the value of that collateral. For convenient reference, we have underlined the added discussion below.
Real Estate — Non-farm/Non-residential. Non-farm/non-residential loans consist primarily of loans secured by real estate loans on income-producing properties, such as shopping/retail centers, hotel/motel properties, office buildings, and industrial/warehouse properties. Commercial lending on income-producing property typically involves higher loan principal amounts, and the repayment of these loans is dependent, in large part, on sufficient income from the properties collateralizing the loans to cover operating expenses and debt service. This category of loans also includes specialized properties such as churches, marinas, and nursing homes. Additionally, we make commercial mortgage loans to entities to operate in these types of properties, and the repayment of these loans is dependent, in large part, on the cash flow generated by these entities in the operations of the business. Often, a secondary source of repayment will include

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
April 18, 2011

the sale of the subject collateral. When this is the case, it is generally our practice to obtain an independent appraisal of this collateral within the Interagency Appraisal and Evaluation Guidelines.

Real Estate — Construction/Land Development. This category of loans includes loans to residential and commercial developers to purchase raw land and to develop this land into residential and commercial land developments. In addition, this category includes construction loans for all of the types of real estate loans made by the Bank, including both commercial and residential. These loans are generally secured by a first lien on the real estate being purchased or developed. Often, the primary source of repayment will be the sale of the subject collateral. When this is the case, it is generally our practice to obtain an independent appraisal of this collateral within the Interagency Appraisal and Evaluation Guidelines.

Real Estate — Residential. Our residential mortgage loan program primarily originates loans to individuals for the purchase of residential property. We generally do not retain long-term, fixed-rate residential real estate loans in our portfolio due to interest rate and collateral risks. Residential mortgage loans to individuals retained in our loan portfolio primarily consisted of 52% owner occupied 1-4 family properties and 39% non-owner occupied 1-4 family properties (rental). The primary source of repayment for these loans is generally the income and/or assets of the individual to whom the loan is made. Often, a secondary source of repayment will include the sale of the subject collateral. When this is the case, it is generally our practice to obtain an independent appraisal of this collateral within the Interagency Appraisal and Evaluation Guidelines.

Consumer. While our focus is on service to small and medium-sized businesses, we also make a variety of loans to individuals for personal, family and household purposes, including secured and unsecured installment and term loans. The primary source of repayment for these loans is generally the income and/or assets of the individual to whom the loan is made. When secured, we may independently assess the value of the collateral provided using a third-party valuation source.

Commercial and Industrial. Our commercial and industrial loan portfolio primarily consisted of 45% inventory/AR financing, 21% equipment/vehicle financing and 34% other, including letters of credit at less than 1%. This category includes loans to smaller business ventures, credit lines for working capital and short-term inventory financing, for example. These loans are typically secured by

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
April 18, 2011

the assets of the business, and are supplemented by personal guaranties of the principals and often mortgages on the principals’ primary residences. The primary source of repayment may be conversion of the assets into cash flow, as in inventory and accounts receivable, or may be cash flow generated by operations, as in equipment/vehicle financing. Assessing the value of inventory can involve many factors including, but not limited to, type, age, condition, level of conversion and marketability, and can involve applying a discount factor or obtaining an independent valuation, based on the assessment of the above factors. Assessing the value of accounts receivable can involve many factors including, but not limited to, concentration, aging, and industry, and can involve applying a discount factor or obtaining an independent valuation, based on the assessment of the above factors. Assessing the value of equipment/vehicles may involve a third-party valuation source, where applicable.
•	as we requested, describe your policy on making additional loans to borrowers to a borrower or any related interest of the borrower who is past due in principal or interest more than 90 days;

•	revise your discussion of loans that exceed your lending limit to disclose the maximum amount outstanding to a single borrower; and
     Response:
     We have revised the proposed response on page 9 of the response letter to address the two bullet points above. For convenient reference, we have underlined the revisions below.
Lending Policies. We have established common loan documentation procedures and policies, based on the type of loan, for our Bank subsidiary. The board of directors periodically reviews these policies for validity. In addition, it has been and will continue to be our practice to attempt to independently verify information provided by our borrowers, including assets and income. We have not made loans similar to those commonly referred to as “no doc” or “stated income” loans. We focus on the primary and secondary methods of repayment, and prepare global cash flows where appropriate. There are legal restrictions on the dollar amount of loans available for each lending relationship. The Arkansas Banking Code provides that no loan relationship may exceed 20% of a bank’s risk based capital, and we are in compliance with this restriction. In addition, we are not dependent upon any single lending relationship for an amount exceeding 10% of our revenues. As of December 31, 2010, the maximum amount outstanding to a single borrower was $44.9 million. As a community lender, we believe from time to

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
April 18, 2011

time it is in our best interest to agree to modifications or restructurings. These modifications/restructurings can take the form of a reduction in interest rate, a move to interest-only from principal and interest payments, or a lengthening in the amortization period or any combination thereof. Furthermore, we may make an additional loan or loans to a borrower or related interest of a borrower who is past due more than 90 days. These circumstances will be very limited in nature, and when approved by the appropriate lending authority, will likely involve obtaining additional collateral that will improve the collectability of the overall relationship. It is our belief that judicious usage of these tools can improve the quality of our loan portfolio by providing our borrowers an improved probability of survival during difficult economic times.
•	revise your discussion of modifications/restructurings to quantify, if material, the extent to which you cancel single existing loans and replace them with multiple new loans.
     Response:
     Occasionally, we will modify/restructure a single loan by splitting it into two loans following the interagency guidance involving the workout of commercial real estate loans. The loan representing the portion that is supported by the current cash flow of the borrower or project will remain on the Bank’s books, while the loan representing the portion that cannot be serviced by current cash flow is charged off.
Form 10-Q for the Quarterly Period ended March 31, 2010
Business Combinations, page 11
3.	We acknowledge your proposed response to comment 14. As we requested in the last bullet point, include in your future filings discussion and analysis in the MD&A of how you are or may be affected by the underlying findings of the following:
•	the Cease and Desist Order issued by the U.S. Office of Thrift Supervision against Key West Bank entered on November 12, 2009; and

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
April 18, 2011

     Response:
     We will include in the footnotes to our 2010 financial statements of our Form 10-K filing for the year ended December 31, 2010, the following disclosure:
     In the FDIC acquisition transactions, we assume certain assets and liabilities of the former institution under a loss share agreement with the FDIC. Any regulatory agreements or orders that existed for the former institution do not apply to the assuming institution. We, as the assuming institution, are evaluated separately by our regulators and any weaknesses of the former institution are considered in the separate evaluation. Also, the loss share agreements help to mitigate any weaknesses that may have existed in the former institution.
•	the Written Agreement between Old Southern Bank, the Federal Reserve Bank and the State of Florida, Office of Financial Regulation, dated September 23, 2009.
     Response:
     We will include in the footnotes to our 2010 financial statements of our Form 10-K filing for the year ended December 31, 2010, the following disclosure:
     In the FDIC acquisition transactions, we assume certain assets and liabilities of the former institution under a loss share agreement with the FDIC. Any regulatory agreements or orders that existed for the former institution do not apply to the assuming institution. We, as the assuming institution, are evaluated separately by our regulators and any weaknesses of the former institution are considered in the separate evaluation. Also, the loss share agreements help to mitigate any weaknesses that may have existed in the former institution.
For instance, discuss the impact on Home BancShares, from the finding that Key West Bank was operating with “an excessive concentration of interest only and nonresidential real estate loans” and with “a heavy reliance on short-term potentially volatile deposits as a source for funding longer-term investments.” Please discuss the status of the Order and the Agreement and your efforts and accomplishments to address the various violations and non compliance found by the banking regulators.
     Response:
     See Response to bullet points above.

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
April 18, 2011

Schedule 14A
Certain Relationships and Related Transactions, page 40
4.	We acknowledge your proposed response, on page 39 of your response letter, to comment 20. In future filings, add to your disclosure proposed in your response that required by Instruction 4c (iii) of Item 404(a).
     Response:
     We will include the required disclosure in future filings.
Form 8-K filed January 3, 2011
5.	We note the disclosure of your decision to record material impairment charges totaling approximately $53 million relating to certain loans. Additionally, you disclose that approximately half of the amount charged off related to extensions of credit to several borrowers in the Florida market with the remaining amount in the Arkansas market, primarily involving one borrowing relationship. Please provide us with a comprehensive analysis which supports your historical and current accounting, including key determinations and judgments made by management for the following specific points below:
•	Tell us the relevant origination information (borrower, amount, type of loan, date originated, collateral support, borrower guarantees, etc.) and subsequent payment history, loan-to-value statistics including how you determined the value of collateral and when you classified these loans as nonperforming (non-accrual and/or impaired);

•	Tell us how you determined the amount of provisions and charge-offs to record at each quarter, specifically identifying the triggering events and key information management considered as a basis for determining the relevant amounts, as applicable; and

•	Tell us if you consider these loans to be collateral dependent, and if so, whether you obtained independent appraisals that supported the provisions recorded and the current carrying value of these loans. If you obtained appraisals, please provide us with the relevant information provided in these reports which supports your accounting. Additionally, please tell us the last appraisal dates and the type of appraisals obtained

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
April 18, 2011

(new full appraisal, update of a prior full appraisal, etc.). If no appraisals were obtained, please tell us how you determined the amounts of the provisions recorded and the remaining carrying value of these loans. Also revise future filings to present a summary of this information to allow investors to understand the timing and reasons for recording material provisions for loan losses.
     Response:
     Of the $62.5 million net charged off for the impaired loans, approximately $36.5 million is related to Arkansas borrowers and $26.0 million is related to Florida borrowers.
     Specifically, the significant Arkansas charge-offs consisted of the following:
–	A relationship that included several real estate loans and commercial and industrial (“C&I”) loans. At the time the loans were made, the real estate loans were supported by independent real estate appraisals indicating the value was within regulatory guidelines. The most significant C&I loans were secured by accounts receivable of a substantial nature and were made within existing policy guidelines. During December 2010, management was advised by counsel of a substantial change in circumstances regarding the collectability of pledged receivables. As a result, the Board of Directors met and determined that charge-offs were necessary because the terms and conditions of the loans were unlikely to be met. In addition, it became apparent that litigation regarding a portion of the receivables would not be resolved in a reasonable period of time. After reassessment of the collectability of the C&I debt and reappraisals of the real estate loans, the charge-off on this relationship during the fourth quarter of 2010 was $23.3 million. After the charge-off, this borrower and his related entities have remaining loan balances of $14.7 million. Of the remaining loan balances, $5.7 million are collateral-dependent and supported by current independent appraisals and $9.0 million are serviced by other creditworthy borrowers.

–	A relationship that included several loans secured by both real estate and by rural improvement district bonds. In the fourth quarter of 2010, it was determined that many of these rural improvement bonds were fraudulent, and after a detailed review of the circumstances surrounding each loan, the fourth quarter charge-off on this relationship was $2.2 million. The remaining loan balances of $4.6 million are collateral-dependent, and the real estate loans are supported by current independent appraisals.

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
April 18, 2011

–	A relationship that included several loans for real estate development projects that failed in 2010. The total 2010 charge-off for this relationship was $1.5 million, of which $300,000 occurred in the second quarter when the borrower could no longer service the debt related to the projects. New appraisals were ordered to determine the current value of the collateral-dependent loans, and based on these new appraisals, the specific reserve for these credits was placed at $500,000. During the fourth quarter of 2010, we took legal action to obtain the related collateral and then charged off the remaining $1.2 million as expected loss. This higher than expected charge-off was due to unanticipated deterioration in the overall real estate development in which these loans reside that came to light in the fourth quarter. The remaining balance of $2.3 million was collateral-dependent, in the process of foreclosure, and supported by current independent appraisals.

–	A relationship that included one C&I loan of $1.5 million. We charged this loan off in full in the first quarter of 2010 after we determined that the collateral securing the loan was worthless. The loan had a specific reserve of the full amount of $1.5 million in the quarter prior to the charge-off.

–	A relationship that included one loan of $1.5 million secured by mixed collateral. We charged off the loan in full in the third quarter after the borrower could no longer service the debt.
     The remaining $6.5 million in Arkansas charge-offs consisted of many relationships with no individual relationship consisting of charge-offs greater than $1.0 million.
     Specifically, the significant Florida charge-offs consisted of the following:
–	A relationship that included several real estate development loans totaling $10.2 million. At the time of the loans, they were supported by independent real estate appraisals indicating the values were within regulatory guidelines, and the projects were supported by development plans that appeared appropriate at the time. None of the projects were income-producing, and all of the developments stalled in 2010. In the fourth quarter, we determined that the outside income originally anticipated providing debt service capability was not going to materialize in a reasonable period of time. Therefore, we moved the loans to non-accrual status, and new appraisals were ordered to determine the level of impairment. The new appraisals obtained in November 2010 led to a fourth quarter charge-off of $7.4 million. The remaining collateral-dependent loan

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
April 18, 2011

balance of $2.8 million is supported by the appraisals obtained in November 2010.
–	A relationship consisting of real estate development loans totaling $8.9 million. At the time of each loan, the advances were supported by independent real estate appraisals indicating the values were within regulatory guidelines, and the projects were supported by development plans that appeared appropriate at the time. The largest of the developments reached a point in mid-2010 where it could no longer support the $7.4 million debt associated with the project. Through discussions with the borrower and analysis of the project, we determined that the current income of the project could only support $2.6 million in debt. We charged down the loan during the fourth quarter of 2010 by $4.8 million. The remaining balance of $2.6 million is supported by the current cash flow of the project and is not considered to be collateral dependent. In addition, a loan totaling $1.5 million could no longer be serviced by the borrower, and due to the uncertainty of collectability through liquidation due to an intervening lien, the full balance of $1.5 million was charged-off in the fourth quarter of 2010.

–	A relationship of two loans totaling $2.2 million made for the construction of a single-family home for resale. The initial construction loan of $2.1 million was made in 2007. The loan was supported by an independent real estate appraisal indicating the value was within regulatory guidelines, and the construction was supported by a development plan that appeared appropriate at the time. Construction was not completed with this amount, and an additional loan of $100,000 was made to complete the structure in 2010. The general decline in the Florida market has affected this value, and we began foreclosure proceedings in the fourth quarter of 2010. The specific reserve for this credit ranged from $1.0 million to $1.1 million in the three quarters prior to the fourth quarter charge-off of $1.3 million. The remaining balance of $900,000 is collateral-dependent, in the process of foreclosure, and supported by a current independent appraisal.

–	A borrower with one commercial real estate loan totaling $2.3 million. At the time the loan was made, it was supported by an independent real estate appraisal indicating the value was within regulatory guidelines and a cash flow analysis indicating the ability to service the debt. The general decline in the Florida tourist market affected the cash flow of the project, and the borrower became unable to service the debt in 2010. The loan was placed on non-accrual status in the second quarter of 2010 and we continued to attempt to restructure the debt. In the fourth quarter of 2010, we determined that the current cash flow of the project would only support $800,000. A total of $1.5 million was charged-off in the fourth

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
April 18, 2011

quarter on this credit, and the remaining $800,000 has been restructured and is supported by a current independent appraisal and the cash flow of the project.

–	An individual with one C&I loan totaling $1.0 million. The loan was secured by the stock in a bank that failed in the fourth quarter of 2009, and a specific reserve for the full balance was maintained at that time. The individual subsequently died, and the estate had no assets available for our claim, so the loan was charged-off in full in the second quarter of 2010.
     The remaining $8.5 million in Florida charge-offs consisted of many relationships with no individual relationship consisting of charge-offs greater than $1.0 million.
6.	We also note that with respect to the one borrowing relationship in Arkansas, the board determined that the terms and conditions of the loan documents are unlikely to be met due to a recent change in circumstances regarding the collectability of pledged collateral. To the extent that such information is not provided with respect to our previous comment and noting the information provided in your Press Conference held on January, 4, 2011, please address the following:
•	Please tell us whether this borrower was considered a related party;
     Response:
     The borrower is comprised of an individual (the “Individual Borrower”) and several related or affiliated entities (collectively with the Individual Borrower, the “Arkansas Borrower”). The Individual Borrower was a related party from January 2, 2008 until April 3, 2009, because he served on the Board of Directors of the Company and on the board of directors of one of the Company’s subsidiary banks during this time frame.
•	Provide us with a detail of all of the current and previous loans outstanding to this borrower and any parties related to or affiliated with this borrower, including any extensions of maturity dates;
     Response:
     As of the fourth quarter of 2010, this borrower and his related entities had 19 loans outstanding. The total amount of these loans was approximately $38.0 million, of which $23.3 million was charged-off in the fourth quarter, leaving approximately $14.7 million remaining on the books of the Bank. The charged-off loans and the remaining loans are in various stages of collection, have been settled, are in the process of being assumed by co-borrowers or other

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
April 18, 2011

parties or are performing. Of the loans that were not charged-off, four loans totaling approximately $9 million are in the process of being assumed by co-borrowers or other parties, one loan of which approximately $4.3 million was not charged-off has been settled by means of a deed in lieu of foreclosure to the Bank, one loan totaling approximately $490,000 is in collection and the collateral is expected to pay off the loan, and two loans totaling approximately $930,000 are in foreclosure. A settlement of the $12.5 million loan secured by the payment of legal fees and which is the subject of litigation in Arkansas has been submitted to a court in New York for approval. The settlement agreement has been signed by the borrower and the other parties. If the settlement is approved by the court, we would receive approximately $4 million in satisfaction of the loan, which was charged off in its entirety in the fourth quarter. We do not anticipate any further provisions to the reserve for any of the loans related to this borrower and believe that the charge-offs will exceed the actual loss on loans to this borrower and believe we should recover some portion of the charge-off over time as collection efforts and sales are realized.
•	Further explain the term “co-makers” as referenced in your Press Conference made in reference to other parties to the borrower’s loans and whether you can or will pursue litigation in order to collect the outstanding balance of loans owed for which have been charged-off;
     Response:
     With respect to the loans made to the Arkansas Borrower, certain of the loans are guaranteed by individual third party guarantors other than the Individual Borrower or are co-made by third parties unrelated to the Arkansas Borrower and are still performing. The loans charged off at this time only include loans made solely to the Arkansas Borrower and guaranteed solely by the Individual Borrower. To the extent that other loans made to the Arkansas Borrower and involving a third party later become non-performing and are charged off, the Company can pursue litigation against such third parties in order to collect the outstanding balance of loans owed by Arkansas Borrower.
•	Further explain the terms and conditions of the loan documents that would not be met and the reasons why;
     Response:
     The charged off loans to the Arkansas Borrower were charged off due to payment defaults resulting from the debt on such loans no longer being serviced because, as discussed below, the debt is no longer expected to be paid off by the collection of certain collateral.

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
April 18, 2011

•	We note from your Press Conference that the underlying collateral were receivable loans. Please explain in further detail the type of receivables, how you originally and subsequently valued this collateral, how you perfected your security interest in these receivables, and whether these receivables were cross-collateralized with any of the other loans to this particular borrower;
     Response:
     The most significant of the loans was secured in part by the Individual Borrower’s existing and future rights to and interest in certain legal fees and related income receivable (“Settlement Receivables”) to the Individual Borrower resulting from legal services provided or to be provided to certain clients of the Individual Borrower’s law firm.
     At the time this loan was made, the Individual Borrower provided a schedule of Settlement Receivables consisting of 35 cases in various stages of completion from which the borrower expected to receive approximately $33 million in attorney’s fees. We reviewed each case with the Individual Borrower, who had a history of collection of very large fees from the settlement of class actions, and determined that the Individual Borrower had a reasonable basis for his estimate of the Arkansas Borrower’s expected share of fees in these cases. After review, we determined that the amount of the loan was approximately 38% of the estimated value of the collateral, which was within Bank policy. The Individual Borrower executed a pledge and security agreement to which the list of Settlement Receivables was attached, and a UCC financing statement was filed on this collateral. The Individual Borrower also executed a personal guaranty and pledged other collateral. In May 2009, the collateral was cross-collateralized to secure other loans of the Arkansas Borrower.
•	We also note from your Press Conference that you disclosed litigation that occurred in New York which changed your estimated proceeds to be received from $10-$12 million down to an offer of $2-$4 million. Please explain to us in further detail the background of this litigation, including why litigation commenced in New York and how your initial and current estimated proceeds were affected by the litigation, specifically addressing your position in the underlying collateral;
     Response:
     The largest of the Settlement Receivables represented fees due in a class action pending in New York. In October 2009, the New York court approved a settlement which included an award of $217 million in attorneys’ fees and expenses to the attorneys who had represented the

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
April 18, 2011

plaintiff class. The court appointed an executive committee of plaintiffs’ attorneys to allocate the fees and expenses among the plaintiffs’ attorneys. Based on the Arkansas Borrower’s fee application and the total amount of the fee awarded by the court, we initially estimated the Arkansas Borrower’s share to be in the range of $9.5 — $11.5 million. This was later revised downward as a result of the disallowance by the executive committee of $850,000 of the Individual Borrower’s expenses based on the court’s guidelines. In October 2010, we learned that the proposed allocation by the executive committee to the borrower was projected to be $3.3 million in fees. In order to preserve the full amount of the Arkansas Borrower’s share of the fees, we hired New York counsel and filed an objection to the proposed fee allocation in the New York court. On December 8, 2010, our New York counsel learned from the executive committee that there were facts of which we were unaware that undermined the Individual Borrower’s position with respect to his entitlement to the requested fees. As a result, on December 10, 2010, New York counsel withdrew the objection and we lowered our evaluation of the fee to $2 — $4 million.
     Although the entire loan was charged off at the end of December 2010, we are continuing to pursue collection through liquidation of collateral, including collection of the Arkansas Borrower’s fee award in the New York case.
•	We also note from your Press Conference that you state that these loans were considered to be accrual loans until late December 2010. Please tell us what transpired in December 2010 that resulted in the loans changing from accrual to “not getting as much” to being completely charged-off; and
     Response:
     We believe this has been addressed in our previous responses herein.
•	Please also further explain how you monitored the loans to this borrower subsequent to origination to ensure they were appropriately classified (accrual, nonaccrual, impaired) in addition to when you recorded provisions and related charge-offs.
     Response:
     At the time the Individual Borrower became a related party, the Arkansas Borrower had 21 loans outstanding. Four new loans were originated during the period the Individual Borrower was a related party. Loans to this Arkansas Borrower were frequently presented to the loan committee and the board of directors of the Bank and the Board of Directors of the Company for renewal. During the review process of any given loan, all of the other outstanding loans were

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
April 18, 2011

reviewed for timely payments and the Arkansas Borrower’s deposit/cash flow. With respect to the most significant loan secured in part by the Settlement Receivables, we discussed with the Individual Borrower on, at least, a monthly basis the value of the Settlement Receivables and the status of the cases. This information was then reported to the loan committee and our senior managers.
7.	As a related matter, please provide for us a detail of all current loans outstanding which are similarly secured by receivable loans. In this regard and as a result of the significant charge-offs recorded, please tell us whether you have revised any of your accounting policies. If so, please provide us with a comprehensive detail of these changes.
     Response:
     We currently have approximately $41.7 million in loans outstanding and approximately $78.0 million in committed loans which are secured in part or in whole by accounts receivable. All accounts receivable are contingent to the extent that they are subject to the failure to pay due to bankruptcy, disputes regarding the services provided and other reasons. As a result, we generally discount receivables by at least 80%. We also take into consideration who owes the receivables to the borrower, payment history and the borrower’s collection history. We often take additional available collateral along with the receivables.
     In the case of the Settlement Receivables securing the significant loan charged off in December 2010, the total amount of the loan, when it was made, was only $12.5 million, or approximately 38% of the value of the $33 million in Settlement Receivables. Further, the defendants in each of the 35 cases listed had a strong ability to pay and the borrower had a demonstrated history of collecting millions in attorney’s fees in the past. Additional collateral was also given by the borrower.
     Because the circumstances which caused the borrower to default on the loan were unusual, and not likely to occur in the context of other receivable collections, we believe that our current policies for evaluating accounts receivable to serve as collateral are adequate and no changes have been made.
Acknowledgments
     On behalf of the Company, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
April 18, 2011

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, MITCHELL, WILLIAMS, SELIG, GATES & WOODYARD, P.L.L.C.
By	/s/ C. Douglas Buford, Jr.
C. Douglas Buford, Jr.

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